Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

September 29, 2022	Client-Matter: 64005-035

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	Re: CaliberCos Inc. Amendment No.1 to Draft Registration Statement on Form S-1 Submitted August 10, 2002 CIK No. 001627282

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”). Amendment No. 2 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated September 6, 2022 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 as submitted with the Commission on August 10, 2022. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 2. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 14

1.             Please expand your risk factors to discuss interest rates and specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs of borrowing or project execution to your funds or investors. Please also describe whether increased borrowing costs have impacted the ability of third parties, such as developers, contractors or others to do business with you.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised the risk factor titled “Changes in prevailing interest rates may reduce our profitability, and we may not be able to adequately anticipate and respond to changes in market interest rates” and added the risk factor titled “Inflation can have an adverse impact on our business and on our customers” on page 15 to address the potential impact of rate increases on its operations and how its business has been affected, as well as whether increased borrowing costs have impacted the ability of third parties, such as developers, contractors or others to do business with the Company.

Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626 Tel: 714.371.2500 Fax: 714.371.2550

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Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

September 29, 2022

Future sales and issuances of our Class A common stock . . . , page 28

2.             We note your response to comment 3 of our letter. Please revise this risk factor to address the potential impact on investors of the conversion of the Class B into Class A common stock.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this risk factor to address the potential impact on investors of the conversion of the Class B into Class A common stock.

Management's Discussion and Analysis..., page 39

3.             We note your statements that inflation and changes in interest rates are a prevailing trend in 2022, and that inflation historically favors new capital formation for your funds, but has increased the cost of construction and renovation of your assets. Please expand your disclosures to elaborate on how increased interest rates applicable to your or your funds impact your results of operations, including without limitation:

• Expected changes to your product and services mix, including specific challenges or opportunities a rising interest rate environment presents in the near-term to your construction and asset purchases, sales, and rental operations, and the impact that ongoing supply chain challenges or disruptions may have on your ability to make these changes;

• Any expected decreases in project sales, given increased cost of financing;

• Changes to pricing strategy in the near-term, including how you consider sensitivity to price increases;

• Adjustments to planned capital expenditures and expansion;

• Expected impacts to your short-term funding costs, including working capital for inventory and labor costs;

• Anticipated impacts on your acquisition of real estate and construction supplies, given your need to finance the transaction via new borrowings; and

• The impact on liquidity resulting from material debt outstanding.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to elaborate on how increased interest rates applicable to the Company or its funds impact the Company’s results of operations with the addition of Interest Rates and Inflation discussions on page 42 within the “Trends Affecting Our Business” section of the MD&A. In addition, the Company revised the risk factor titled “Changes in prevailing interest rates may reduce our profitability, and we may not be able to adequately anticipate and respond to changes in market interest rates”, and added the risk factor titled “Inflation can have an adverse impact on our business and on our customers” to further disclose interest rate risk on the results of our operations on page 15.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

September 29, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 49

4.             We note your response to comment 6. Please explain why the discussion and measures of Managed Capital and Fair Value AUM are presented after the discussion of non-GAAP measures but before non-GAAP EBITDA and Adjusted EBITDA measures. It would appear they should be included in the actual operating results section of MD&A. Also, we did not locate the relevant period-over-period variance discussion for Managed Capital and Fair Value AUM measures in relation to comparative and current actual operating results. Please advise.

RESPONSE: Pursuant to the Staff’s Comment, the Company moved the Assets Under Management section before the Non-GAAP Measures section beginning on page 50. The Company revised the Assets Under Management section to address the Staff’s inquiries including the addition of the relevant period-over-period variance discussion for the Managed Capital measure in relation to comparative and current actual operating results. To explain the peior-over-period variance of the Fair Value AUM measure, the Company added “as the economy continued to recover, our FV AUM increased” and respectfully, believes that the table detailing the activity impacting the Fair Value AUM measure provides further explanation of the period-over-period variance.

5.             Please explain the nature and purpose of the “Intercompany eliminations” and “Noncontrolling interest eliminations” adjustments in your EBITDA calculations on page 52 and why you believe they are appropriate. On page 49, please expand your disclosure accordingly on how EBITDA is calculated.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised its disclosure on page 54 to explain the nature and purpose of the “Intercompany eliminations” and “Noncontrolling interest eliminations” adjustments in its EBITDA calculations and how EBITDA is calculated and why the Company believes these adjustments are appropriate.

Liquidity and Capital Resources, page 53

6.             We note that the amounts in the cash flow analysis tables here and on page 54 do not clearly correlate to the respective subtotals in consolidated statements of cash flows on pages F-4 of the unaudited interim financial statements, and F-7 of the audited financial statements. Please advise.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s inquiries.

Business, page 57

7.             We note your response to prior comment 9 and your statement that your operations are organized into your three reportable segments. Please clarify what funds you perform these activities for and whether all of these funds are your consolidated funds. Also clarify how else you benefit from these funds. We note that you cite direct membership or partnership interests in the funds. Clarify whether you receive revenue from any funds in this capacity (as opposed to fund management, development and brokerage activities reflected in your reportable segments), and identify those funds and describe your interest in them. If you do not believe this information is material to understanding your business, please explain why, given that a significant portion of your consolidated revenue is from consolidated funds rather than the operations underlying your three reportable segments.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s inquiries within the Structure of Funds section on page 64 of this registration statement to clarify Caliber revenue earned from its funds and added a table detailing the Company’s revenues.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

September 29, 2022

Certain Relationships and Related Party Transactions Buyback Program, page 75

8.             We note your response to comment 11 of our letter. Please revise to identify the related party from whom you will repurchase shares and file the agreement as an exhibit.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s inquiries and the requested agreement has been filed as an exhibit.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

September 29, 2022

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler Jennifer Schrader Jade Leung